SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 11-K

ANNUAL REPORT



Pursuant to Section 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1995


A.        Full title of the Plan:

          WESTAMERICA BANCORPORATION
   TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


The address of the Plan is the
same as the address of the issuer.


B.        Name of Issuer of the securities held
          pursuant to the Plan and the address
          of its principal executive office:

          WESTAMERICA BANCORPORATION
          1108 Fifth Avenue
          San Rafael, CA 94901

This plan is subject to Employee Retirement Income Security Act of 1974.


INDEX TO THE FINANCIAL STATEMENTS


Independent Auditors' Report

Statements of Net Assets Available for Plan Benefits
December 31, 1995 and 1994

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1995 and 1994

Notes to Financial Statements

Schedule I -   Schedule of Assets Held for Investment Purposes
               December 31, 1995 and 1994

Schedule II -  Statements of Transactions Involving More Than Five
               Percent of Plan Assets for the Years Ended December 31, 1995 and 1994

Schedule III - Allocation of Net Assets Available for Plan Benefits to
               Investment Programs -December 31, 1995 and 1994

Schedule IV -  Allocation of Changes in Net Assets Available for Plan
               Benefits to Investment Programs for the Years Ended December 31, 1995 and 1994

Independent Auditors' Consent

Duly Authorized Signature

INDEPENDENT AUDITORS' REPORT

To the Administrators of
  Westamerica Bancorporation Tax Deferred
  Savings/Retirement Plan (ESOP)
San Rafael, California

We have audited the accompanying statements of net assets available for plan benefits of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules on pages 11 though 18 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pisenti & Brinker LLP

Petaluma, California
June 25, 1996

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Statements of Net Assets Available for Plan Benefits
December 31, 1995 and 1994


                                                              1995           1994
                                                              ----           ----
ASSETS
Investments, at fair value:
  Westamerica Bancorporation Common Stock
   (378,028 shares in 1995 and
    311,529 shares in 1994)                            $16,349,711     $9,267,988


  Bank of America CIT Short-Term Investment Fund           513,350        481,595

  Westamerica Bank Certificate of Deposit                  486,372        490,994

  Bank of America CIT Index Fund (Equity)                1,616,528      1,015,035

  Stein Roe Special Mutual Fund                            652,452        366,220

  Bank of America International Equity Fund                730,226        623,015

  Bank of America Intermediate Treasury Bond
  Index Fund                                               348,776        123,885

  Loans to Participants                                    362,277        278,920
                                                       -----------    -----------
             Total Investments                          21,059,692     12,647,652

  Cash                                                      10,322         67,214

  Accrued interest receivable                               64,194         34,487

  Contributions receivable from participants                10,797          3,941
                                                       -----------    -----------
             Total Assets                               21,145,005     12,753,294

LIABILITIES

  Forfeitures                                               76,844            ---

  Payable to broker                                         52,377            ---

  Excess contributions and earnings                         69,385         23,479

  Distributions payable                                    147,769         38,788
                                                       -----------    -----------
              Total Liabilities                            346,375         62,267
                                                       -----------    -----------
  NET ASSETS AVAILABLE FOR PLAN BENEFITS               $20,798,630    $12,691,027
                                                       ===========    ===========
     See accompanying Notes to Financial Statements

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Statements of Changes in Net Assets Available for Plan Benefits
For the Years Ended December 31, 1995 and 1994
                                                           1995           1994
                                                           ----           ----
INCREASES (DECREASES) IN NET ASSETS
ATTRIBUTED TO:

Contributions by participants                        $1,386,240     $1,209,702

Contributions by Westamerica Bancorporation           1,139,086        473,688

Participant rollovers                                   420,180         43,750

Investment Income:
    Appreciation of investments                       5,514,884        785,361
    Interest                                             93,606         48,576
    Interest on participant loans                        21,893         18,045
                                                    -----------    -----------
         Total Investment Income                      5,630,383        851,982

Distributions paid                                   (2,460,630)    (1,616,414)

Refunds of excess contributions                         (69,385)       (23,479)
                                                    -----------    -----------
Total Increases                                       6,045,874        939,229

NET ASSETS AVAILABLE FOR PLAN
BENEFITS, beginning of year                          12,691,027     11,751,798

Merger of Assets from Pacific Valley
Retirement Savings Plan                               2,061,729            ---
                                                    -----------    -----------
NET ASSETS AVAILABLE FOR PLAN
BENEFITS, end of year                               $20,798,630    $12,691,027
                                                    ===========    ===========
See accompanying Notes to Financial Statements

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)
NOTES TO FINANCIAL STATEMENTS


NOTE 1:   The Plan

The Westamerica Bancorporation Tax Deferred Savings/Retirement Plan
(ESOP) (the Plan), formerly called the Westamerica Bancorporation Supplemental Retirement Plan, was established by Westamerica Bancorporation (the Company) as a non-contributory profit sharing plan. The Plan was amended to include a salary deferral feature pursuant to
Section 401(k) of the Internal Revenue Code. Concurrent with the amendment, all existing account balances were invested in either common stock or certificates of deposit of the Company, and all employee accounts were fully vested. The plan was also amended and restated as an Employee Stock Ownership Plan (ESOP).

The Internal Revenue Service issued a favorable determination letter on November 23, 1993, stating that the Plan qualifies under Internal
Revenue Code Section 401(k) and that the underlying trust is exempt from income tax under Section 501(a). Continued qualification is dependent on the Plan's future operation.

The Plan's eligibility provisions were amended effective April 1, 1991. Prior to that time, a salaried employee hired to work 30 hours or more per week became eligible to participate in the Plan on the date that such employee first performed an hour of service for which he or she was compensated by the Company and a salaried employee hired to work fewer than 30 hours per week became eligible to participate in the Plan only after completing six months of service. After the amendment, a salaried employee becomes eligible to participate in the Plan as of the first day of the Plan quarter following his or her completion of a ninety day
introductory period.   In addition to the amendment regarding
eligibility requirements, the Plan was also amended in four other respects, as follows:

* First, effective January 1, 1991, the Company's matching contribution was increased from 35 percent to 50 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's salary.

* Second, April 1, 1991, any participant may elect, at the beginning of any Plan quarter, to transfer up to 50 percent of his or her Common Stock Fund into other investment funds provided under the Plan.

* Third, effective April 1, 1991, a participant is allowed to borrow against his or her Rollover Account. A Rollover Account consists of participant contributions disbursed from other plans qualified under the Internal Revenue Code and deposited in the Plan within 60 days of receipt by the participant.

* Fourth, effective January 1, 1995, the Company's matching contribution was increased from 50 percent to 100 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's salary.


Participants may elect to defer compensation, through payroll deduction, by any whole percentage up to 12 percent of compensation (not to exceed $9,500 in 1995 and $9,240 in 1994) in any plan year. Participants may direct that funds be invested in whole or in part in any of the seven investment funds as follows:

*         The Company Common Stock Fund, which is invested in
          Company Common Stock.

* The Money Market Savings Fund, which is invested in high-grade, short-term money market instruments.

* The CD Fund, which consists of certificates of deposit placed with Westamerica Bank, a wholly owned subsidiary of the Company.

* The Equity Index Fund, which is invested in common stock of 499 of the 500 common stock issues comprising the Standard & Poor's 500 Composite Stock Price Index (the "Index"). The exception is BankAmerica Corporation Stock. Westamerica Bancorporation stock is not included in the Index.

* The Stein Roe Special Mutual Fund, which is an open-end no-load actively managed stock mutual fund.

* The International Equity Fund, which is invested primarily in common stock and equity related securities traded on major international markets outside the U.S.

* The Intermediate Treasury Bond Index Fund, which is invested entirely in securities of the U.S. Treasury with maturities of between one and ten years.

The Plan permits participants to borrow from their account and allows for hardship withdrawals. A participant may borrow the lesser of 50 percent of their total account balance, 100 percent of participant contributions, or $50,000. In 1995 and 1994, total participant loans funded were $192,636 and $132,350, respectively.

The Company's matching contributions are invested in the Company Common Stock Fund. The Company may, but is not obligated to, contribute additional amounts to the Company Common Stock Fund. All contributions are 100 percent vested and non-forfeitable with the exception that participants terminating employment with the Company forfeit Company matching contributions in the plan quarter of termination. Forfeited contributions are used to reduce future Company contributions.

As of December 31, 1995, the Plan had 832 active participants of a total of 953 eligible participants. As of December 31, 1994, the plan had 821 active participants.

The Plan is administered by the Board of Directors of the Company, which has delegated this authority to the Company's Pension Management
Committee. This committee has the responsibility for the general operation of the Plan. All expenses of administration may be paid out of the Plan unless paid by the Company. Bank of America NT & SA
("Trustee") is the trustee for the Plan.



NOTE 2:   Significant Accounting Policies

a) Investments are stated at quoted market values as determined by the Trustee by reference to published market data. Purchases and sales of investments are recorded on a trade-date basis.

b) The Plan uses the accrual method of accounting in accordance with generally accepted accounting principles.

c) The amount of investment gains and losses are determined based on revalued cost. Revalued cost represents the market value of the assets at the beginning of the plan year or historical cost if an investment was acquired during the plan year.

d) Certain amounts in the prior year's financial statements have been reclassified to conform with the current year's presentation. These reclassifications have no effect on previously reported net assets available for plan benefits.


NOTE 3:  Investments

During the years ended December 31, 1995 and 1994, the Plan's investments, including investments bought, sold, and held during the years, appreciated (depreciated) in value by $5,514,884 and $785,361, respectively, as follows:

                                          1995            1994
                                    ----------        --------
       Common stock                 $4,963,653        $797,307
       Mutual funds                     75,111          (5,009)
       Collective investment trusts
       managed by the Trustee          476,120          (6,937)
                                    ----------        --------
                                    $5,514,884        $785,361
                                    ==========        ========

The market values of investments that represent 5% or more of the Plan's assets at December 31, 1995 and 1994 are separately identified as follows:

                                         1995                   1994
                                 --------------------   -------------------
                                 Number of     Market   Number of    Market
Descriptions of Investments        Shares       Value     Shares      Value
- ---------------------------      --------      ------   --------     ------
Westamerica Bancorporation
    Common Stock                378,028  $16,349,711    311,529  $9,267,988

Bank of America CIT
    Index Fund (Equity)          69,263    1,616,528     59,903   1,015,035


NOTE 4:  Transactions with Westamerica Bancorporation and Subsidiaries

At December 31, 1995 and 1994, time certificates of deposit were invested in the Company's wholly owned subsidiary bank, Westamerica Bank, in the amounts of $486,372 and $490,994, respectively. All such time certificates of deposit were at market rates of interest. Total interest earned by the Plan on these accounts was $24,348 in 1995 and $21,118 in 1994.

NOTE 5:   Refunds of Excess Contributions

During 1995 and 1994 certain participants contributed more than the maximum amount allowable under the Internal Revenue Code. The aggregate amounts of contributions and earnings thereon to be returned to certain participants as of December 31, 1995 and 1994 were $69,385 and $23,479, respectively. The refunds were made subsequent to the Plan's year end.


NOTE 6:   Plan Termination

The Company has the right to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, the participants' accounts are 100 percent vested and non-forfeitable.


NOTE 7:   Employer Related Investments

The Plan has funds invested in the common stock of the Plan's sponsor, Westamerica Bancorporation. Such investments are specifically permitted under Section 408 of the Employee Retirement Income Security Act of 1974.

Employer related investments held by the Plan at December 31, 1995 and 1994, consisted of the following:

                                1995                    1994
                          -----------------       ----------------
  Description of
Employer Related
   Investment             Cost       Market        Cost     Market
- -----------------         ----       ------       -----     ------
Westamerica Bancorporation
Common Stock        $7,785,639  $16,349,711  $5,317,636 $9,267,988

The market values of the above employer related investment represents more than 5% of the Plan's assets at December 31, 1995 and 1994. The Plan purchased additional shares at a cost of $2,415,548 and $840,627 during the years ended December 31, 1995 and 1994, respectively. The Plan owned 378,028 and 311,529 shares at December 31, 1995 and 1994, respectively.

NOTE 8:   Company Common Stock Distributable to Company

Under the Plan's provisions, terminated participants may elect to receive their Company Common Stock holdings in the form of cash. Under these circumstances, the Company repurchases such stock from the terminated participants at current market value using the Trustee as the settlement agent. As of December 31, 1995, the Trustee had received cash from the Company for repurchase of 2,478 shares with a value of $107,174, but these shares had not been delivered to the Company. The Trustee's obligation to deliver these shares has been recognized as a distribution payable.


NOTE 9:   Subsequent Event

Effective April 1, 1996, Bank of America N.T. was replaced by
Westamerica Bank as Trustee of the Plan. Westamerica Bank is a wholly owned subsidiary of the Company.

Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP)
Schedule I
Schedule of Assets Held for Investment Purposes
As of December 31, 1995

                     Issuer                                 Cost   Market Value
                     ------                                 ----   ------------

COMPANY COMMON STOCK FUND

Number of Shares
         378,028     Westamerica Bancorporation      $ 7,785,639    $16,349,711 (1)
                                                     -----------    -----------
                     Total Company Common Stock Fund $ 7,785,639    $16,349,711
                                                     -----------    -----------
MONEY MARKET SAVINGS FUND
Principal Amount
        $476,110     Bank of America CIT Short-Term Investment
                     Fund                            $   476,110    $   476,110
                                                     -----------    -----------
                     Total Money Market Savings Fund $   476,110    $   476,110
                                                     -----------    -----------

CERTIFICATE OF DEPOSIT FUND
Principal Amount
         141,461     Westamerica Bank Certificate of Deposit,
                     5.20% due April 18, 1996        $   141,461    $   141,461

         181,390     Westamerica Bank Certificate of Deposit,
                     5.40% due July 31, 1996             181,390        181,390

         163,521     Westamerica Bank Certificate of Deposit,
                     5.20% due January 31, 1996          163,521        163,521

          14,513     Bank of America CIT Short-Term Investment
                     Fund, 5.88%                          14,513         14,513
                                                     -----------    -----------
                     Total Certificate of
                     Deposit Fund                    $   500,885    $   500,885
                                                     -----------    -----------

EQUITY INDEX FUND
Number of Shares
          69,263     Bank of America CIT Index
                     Fund (Equity)                   $ 1,182,942    $ 1,616,528 (1)

Principal Amount
         $10,539     Bank of America CIT Short Term
                     Investment Fund, 5.88%               10,539         10,539
                                                     -----------    -----------
                     Total Equity Index Fund         $ 1,193,481    $ 1,627,067
                                                     -----------    -----------

STEIN ROE SPECIAL MUTUAL FUND
Number of Shares
          27,506     Stein Roe Special Mutual Fund   $   647,078    $   652,452

Principal Amount
          $4,405     Bank of America CIT Short Term
                     Investment Fund, 5.88%                4,405          4,405
                                                     -----------    -----------
                     Total Stein Roe Special
                     Mutual Fund                     $   651,483    $   656,857
                                                     -----------    -----------

(1)  Investments represnting greater than 5% of plan assets.



Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP)
Schedule I
Schedule of Assets Held for Investment Purposes
As of December 31, 1995
Continued
                     Issuer                                 Cost   Market Value
                     ------                                 ----   ------------
INTERNATIONAL EQUITY FUND
Number of Shares
          24,962     Bank of America International
                     Equity Fund                     $   669,518    $   730,226

Principal Amount
          $2,996     Bank of America CIT Short-Term
                     Investment Fund, 5.88%                2,996          2,996
                                                     -----------    -----------
                     Total International Equity Fund $   672,514    $   733,222
                                                     -----------    -----------

INTERMEDIATE TREASURY BOND INDEX FUND
Number of Shares
          15,247     Bank of America Intermediate Treasury
                     Bond Index Fund                 $   326,098    $   348,776

Principal Amount
          $4,787     Bank of America CIT Short Term
                     Investment Fund, 5.88%                4,787          4,787
                                                     -----------    -----------
                     Total Intermediate Treasury
                     Bond Index Fund                 $   330,885    $   353,563
                                                     -----------    -----------

LOANS TO PARTICIPANTS
Principal Amount
        $362,277     Loans to participants,
                     7.00% to 11.00%                 $        --    $   362,277
                                                     -----------    -----------
                     Total Participant Loans         $        --    $   362,277
                                                     -----------    -----------

                     TOTAL INVESTMENTS               $11,610,997    $21,059,692
                                                     ===========    ===========






Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP)
Schedule I
Schedule of Assets Held for Investment Purposes
As of December 31, 1994

                     Issuer                                 Cost   Market Value
                     ------                                 ----   ------------
COMPANY COMMON STOCK FUND

Number of Shares
         311,529      Westamerica Bancorporation     $ 5,317,636    $ 9,267,988 (1)
Principal Amount
         $95,308      Bank of America CIT Short-Term
                      Investment Fund, 5.73%              95,308         95,308
                                                     -----------    -----------

                     Total Company Common Stock Fund $ 5,412,944    $ 9,363,296
                                                     -----------    -----------

MONEY MARKET SAVINGS FUND
Principal Amount
         291,756     Bank of America CIT Short-Term
                     Investment Fund, 5.73%          $   291,756    $   291,756
                                                     -----------    -----------
                     Total Money Market Savings Fund $   291,756    $   291,756
                                                     -----------    -----------

CERTIFICATE OF DEPOSIT FUND
Principal Amount
          50,720     Westamerica Bank Certificate of Deposit,
                     2.55% due February 16, 1995     $    50,720    $    50,720

         158,396     Westamerica Bank Certificate of Deposit,
                     4.15% due February 10, 1995         158,396        158,396

         140,417     Westamerica Bank Certificate of Deposit,
                     4.40% due June 24, 1995             140,417        140,417

         141,461     Westamerica Bank Certificate of Deposit,
                     4.40% due July 23, 1995             141,461        141,461

          85,676     Bank of America CIT Short-Term
                     Investment Fund, 5.73%               85,676         85,676
                                                     -----------    -----------
                     Total Certificate of
                     Deposit Fund                    $   576,670    $   576,670
                                                     -----------    -----------

EQUITY INDEX FUND
Number of Shares
          59,903     Bank of America CIT
                     Index Fund (Equity), 5.73%      $   881,600    $ 1,015,035 (1)
                                                     -----------    -----------
                     Total Equity Index Fund         $   881,600    $ 1,015,035
                                                     -----------    -----------

STEIN ROE SPECIAL MUTUAL FUND
Number of Shares
          16,903     Stein Roe Special Mutual Fund   $   396,054    $   366,220
                                                     -----------    -----------
                     Total Stein Roe Special
                     Mutual Fund                     $   396,054    $   366,220
                                                     -----------    -----------

(1)  Investments representing greater than 5% of plan assets.



Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP)
Schedule I
Schedule of Assets Held for Investment Purposes
As of December 31, 1994
Continued

                     Issuer                                 Cost   Market Value
                     ------                                 ----   ------------
INTERNATIONAL EQUITY FUND
Number of Shares
          22,259     Bank of America International
                     Equity Fund                     $  598,090     $   623,015

Principal Amount
          $8,855     Bank of America CIT Short-Term
                     Investment Fund                       8,855          8,855
                                                     -----------    -----------
                  Total International Equity Fund    $   606,945    $   631,870
                                                     -----------    -----------

INTERMEDIATE TREASURY BOND INDEX FUND
Number of Shares
           6,206     Bank of America Intermediate
                     Treasury Bond Index Fund        $   125,904    $   123,885
                                                     -----------    -----------
                     Total Intermediate Treasury
                     Bond Index Fund                 $   125,904    $   123,885
                                                     -----------    -----------

LOANS TO PARTICIPANTS
Principal Amount
        $278,920     Loans to participants,
                     7.00% to 11.50%                 $        --    $   278,920
                                                     -----------    -----------
                     Total Participant Loans         $        --    $   278,920
                                                     -----------    -----------

                         TOTAL INVESTMENTS           $ 8,291,873    $12,647,652
                                                     ===========    ===========


Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule II
Statement of Transactions Involving
More Than Five Percent (5%) of Plan Assets

For the Year Ended December 31, 1995

Principal Amount/
Number of Shares                 Issuer                         Cost    Proceeds
- ----------------                 ------                         ----    --------
                   PURCHASES

$5,505,211         Bank of America CIT Short-Term
                   Investment Fund                        $5,505,211         ---

$  972,208         Westamerica Bank Certificates of Deposit  972,208         ---


   115,078         Westamerica Bancorporation
                   Common Stock                            3,962,298         ---

                   MATURITIES & SALES

$5,473,456         Bank of America CIT Short-Term
                   Investment Fund                         5,473,456  $5,473,456

$  976,829         Westamerica Bank Certificates of Deposit  976,829     976,829

    48,579         Westamerica Bancorporation
                   Common Stock                            1,474,295   1,905,709



Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule II
Statement of Transactions Involving
More Than Five Percent (5%) of Plan Assets

For the Year Ended December 31, 1994

Principal Amount/
Number of Shares           Issuer                               Cost    Proceeds
- ----------------           ------                               ----    --------
                 PURCHASES

$3,068,858       Bank of America CIT Short-Term
                 Investment Fund                          $3,068,858         ---

$  617,921       Westamerica Bank Certificates of Deposit    617,921         ---

    28,485       Westamerica Bancorporation Common Stock     840,627         ---

MATURITIES & SALES

$3,490,201       Bank of America CIT Short-Term
                 Investment Fund                           3,490,201  $3,490,201

$  749,785       Westamerica Bank Certificates of Deposit    749,785     749,785

    26,500       Westamerica Bancorporation Common Stock     436,426     788,661


Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule III
Allocation of Net Assets Available for Plan Benefits to Investment Programs
As of December 31, 1995

                                      Company                   Certificate                     Stein Roe
                                       Common   Money Market     of Deposit        Equity         Special
ASSETS                             Stock Fund   Savings Fund           Fund     Index Fund    Mutual Fund
- ------                            -----------    -----------    -----------    -----------    -----------
Investments, at market value (Notes 1 & 3)

Westamerica Bancorporation
  Common Stock                    $16,349,711    $        --    $        --    $        --    $        --

Bank of America CIT
 Short-Term Investment Fund                --        476,110         14,513         10,539          4,405

Westamerica Bank
  Certificates of Deposit                  --             --        486,372             --             --

Bank of America CIT                        --             --             --      1,616,528             --
  Index Fund (Equity)

Stein Roe Special Mutual Fund              --             --             --             --        652,452

Bank of Amercia International
  Equity Fund                              --             --             --             --             --

Bank of America Intermediate
  Treasury Bond Index Fund                 --             --             --             --             --

Loans to Participants                      --             --             --             --             --
                                  -----------    -----------    -----------    -----------    -----------
Total Investments                  16,349,711        476,110        500,885      1,627,067        656,857

Cash                                       60             --             --             --             --

Accured interest receivable                --          2,287          9,319            140         52,395

Contribution receivable from
 participants                          10,863            888           (265)         1,876          2,619

Due from (to) other funds              37,890        (39,412)        15,047          6,624         (6,050)
                                  -----------    -----------    -----------    -----------    -----------
Total Assets                       16,398,524        439,873        524,986      1,635,707        705,821

LIABILITIES

Forfeitures                           (75,787)          (499)            --           (166)            --

Payable to broker                          --             --             --             --        (52,377)     --

Excess contributions
  and earnings                        (33,620)        (2,953)        (3,694)       (13,721)        (6,785)

Distributions payable                (107,174)            --             --             --             --
                                  -----------    -----------    -----------    -----------    -----------
Total Liabilities                    (216,581)        (3,452)        (3,694)       (13,887)       (59,162)
                                  -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS                 $16,181,943    $   436,421    $   521,292    $ 1,621,820    $   646,659
                                  ===========    ===========    ===========    ===========    ===========

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule III
Allocation of Net Assets Available for Plan Benefits to Investment Programs
As of December 31, 1995
Continued

                                                Intermediate
                                International  Treasury Bond       Loans to
ASSETS                            Equity Fund     Index Fund   Participants          Total
- -----------                       -----------    ------------   -----------    -----------
Investments, at market value (Notes 1 & 3)

Westamerica Bancorporation
  Common Stock                    $        --    $        --    $        --    $16,349,711

Bank of America CIT
 Short-Term Investment Fund             2,996          4,787             --        513,350

Westamerica Bank
  Certificates of Deposit                  --             --             --        486,372

Bank of America CIT                        --             --             --      1,616,528
  Index Fund (Equity)

Stein Roe Special Mutual Fund              --             --             --        652,452

Bank of America International
  Equity Fund                         730,226             --             --        730,226

Bank of America Intermediate
  Treasury Bond Index Fund                 --        348,776             --        348,776

Loans to Participants                      --             --        362,277        362,277
                                  -----------    -----------    -----------    -----------
Total Investments                     733,222        353,563        362,277     21,059,692

Cash                                       --             --         10,322         10,382

Accured interest receivable                45              8             --         64,194

Contribution receivable from
  participants                            781          1,487         (7,452)        10,797

Due from (to) other funds             (27,725)         7,052          6,574             --
                                  -----------    -----------    -----------    -----------
Total Assets                          706,323        362,110        371,721     21,145,065

LIABILITIES

Forfeitures                                --           (392)            --        (76,844)

Payable to broker                          --             --             --        (52,377)     --

Excess contributions
  and earnings                         (7,316)        (1,296)            --        (69,385)

Distributions payable                      --             --        (40,595)      (147,769)
                                  -----------    -----------    -----------    -----------
Total Liabilities                      (7,316)        (1,688)       (40,595)      (346,375)
                                  -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS                 $   699,007    $   360,422    $   331,126    $20,798,690
                                  ===========    ===========    ===========    ===========


Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule III
Allocation of Net Assets Available for Plan Benefits to Investment Programs
As of December 31, 1994

                                      Company                   Certificate                     Stein Roe
                                       Common   Money Market     of Deposit        Equity         Special
ASSETS                             Stock Fund   Savings Fund           Fund     Index Fund    Mutual Fund
- -----------                       -----------    -----------    -----------    -----------    -----------
Investments, at market value (Notes 1 & 3)

Westamerica Bancorporation
  Common Stock                    $ 9,267,988    $        --    $        --    $        --    $        --

Bank of America CIT
 Short-Term Investment Fund            95,308        291,756         85,676             --             --

Westamerica Bank
  Certificates of Deposit                  --             --        490,994             --             --

Bank of America CIT                        --             --             --      1,015,035             --
  Index Fund (Equity)

Stein Roe Special Mutual Fund              --             --             --             --        366,220

Bank of America International
  Equity Fund                              --             --             --             --             --

Bank of America Intermediate
  Treasury Bond Index Fund                 --             --             --             --             --

Loans to Participants                      --             --             --             --             --
                                  -----------    -----------    -----------    -----------    -----------
Total Investments                   9,363,296        291,756        576,670      1,015,035        366,220

Cash                                   39,639          2,344          4,603          7,321          4,473

Accured interest receivable               425          1,407          7,699             17         24,883

Contribution receivable from
  participants                          4,056           (329)            69           (473)           862

Due from (to) other funds               2,768          3,823        (51,780)       (34,447)        35,877
                                  -----------    -----------    -----------    -----------    -----------
Total Assets                        9,410,184        299,001        537,261        987,453        432,315

LIABILITIES

Excess contributions
  and earnings                        (10,388)            --         (4,850)          (404)        (3,336)

Distributions payable                      --             --             --             --             --
                                  -----------    -----------    -----------    -----------    -----------
Total Liabilities                     (10,388)            --         (4,850)          (404)        (3,336)
                                  -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS                $  9,399,796   $    299,001   $    532,411   $    987,049   $    428,979
                                 ============   ============   ============   ============   ============

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule III
Allocation of Net Assets Available for Plan Benefits to Investment Programs
As of December 31, 1994
Continued

                                                Intermediate
                                International  Treasury Bond       Loans to
ASSETS                            Equity Fund     Index Fund   Participants          Total
- -----------                       -----------    -----------    -----------    -----------
Investments, at market value (Notes 1 & 3)

Westamerica Bancorporation
  Common Stock                    $        --    $        --    $        --    $ 9,267,988

Bank of America CIT
 Short-Term Investment Fund             8,855             --             --        481,595

Westamerica Bank
  Certificates of Deposit                  --             --             --        490,994

Bank of America CIT                        --             --             --      1,015,035
  Index Fund (Equity)

Stein Roe Special Mutual Fund              --             --             --        366,220

Bank of America International
  Equity Fund                         623,015             --             --        623,015

Bank of America Intermediate
  Treasury Bond Index Fund                 --        123,885             --        123,885

Loans to Participants                      --             --        278,920        278,920
                                  -----------    -----------    -----------    -----------
Total Investments                     631,870        123,885        278,920     12,647,652

Cash                                    8,187            647             --         67,214

Accured interest receivable                56             --             --         34,487

Contribution receivable from
  participants                           500             --           (744)         3,941

Due from (to) other funds              31,725         12,034             --             --
                                  -----------    -----------    -----------    -----------
Total Assets                          672,338        136,566        278,176     12,753,294

LIABILITIES

Excess contributions
  and earnings                         (2,602)          (488)        (1,411)       (23,479)

Distributions payable                      --             --        (38,788)       (38,788)
                                  -----------    -----------    -----------    -----------
Total Liabilities                      (2,602)          (488)       (40,199)       (62,267)
                                  -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS                 $   669,736    $   136,078    $   237,977    $12,691,027
                                  ===========    ===========    ===========    ===========



Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule IV
Allocation of Changes in Net Assets Available for Plan Benefits to Investment Programs
For the Year Ended December 31, 1995

                                      Company                   Certificate                     Stein Roe
INCREASE (DECREASE) IN NET             Common   Money Market     of Deposit        Equity         Special
ASSETS ATTRIBUTED TO               Stock Fund   Savings Fund           Fund     Index Fund    Mutual Fund
- --------------------------        -----------    -----------    -----------    -----------    -----------
Contributions by Participants     $   707,453    $    76,440    $    60,317    $   193,794    $   154,073

Contributions by Westamerica
  Bancorporation                    1,139,086             --             --             --             --

Participant Rollovers                 213,209         43,636          7,565         71,796         28,391

Investment Income:
  Appreciation (depreciation)
   of investments                   4,963,653             --             --        406,118         75,111

  Interest                             17,952         31,983         26,661            589         14,372

  Interest on participant              13,721          2,008            265          2,424            950
   loans
                                  -----------    -----------    -----------    -----------    -----------
Total Investment Income             4,995,326         33,991         26,926        409,131         90,433

Distributions paid                 (1,957,473)       (88,821)      (104,602)      (170,911)       (74,837)

Inter-fund transfers                  (77,558)        33,682        (21,487)        87,672         18,165

Refund of excess
  contributions                       (33,620)        (2,953)        (3,694)       (13,721)        (6,785)

Participant loans funded              (82,756)       (39,664)        (3,839)       (37,783)        (8,655)

Principal payments on
  participant loans                    65,065          7,246            945          9,973          3,525
                                  -----------    -----------    -----------    -----------    -----------
Total Increases (Decreases)         4,968,732         63,557        (37,869)       549,951        204,310

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1994                   9,399,796        299,001        532,411        987,049        428,979

Merger of Assets from Pacific
Valley Retirement Savings Plan      1,813,415         73,863         26,750         84,820         13,370
                                  -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1995                 $16,181,943    $   436,421    $   521,292    $ 1,621,820    $   646,659
                                  ===========    ===========    ===========    ===========    ===========


Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule IV
Allocation of Changes in Net Assets Available for Plan Benefits to Investment Programs
For the Year Ended December 31, 1995
Continued

                                                Intermediate
INCREASE (DECREASE) IN NET      International  Treasury Bond       Loans to
ASSETS ATTRIBUTED TO              Equity Fund     Index Fund   Participants          Total
- --------------------------        -----------    -----------    -----------    -----------
Contributions by Participants     $   155,764    $    38,399    $        --    $ 1,386,240

Contributions by Westamerica
  Bancorporation                           --             --             --      1,139,086

Participant Rollovers                   1,549         44,878          9,156        420,180

Investment Income:
  Appreciation (depreciation)
   of investments                      41,027         28,975             --      5,514,884

  Interest                              1,865            184             --         93,606

  Interest on participant               1,994            531             --         21,893
   loans
                                  -----------    -----------    -----------    -----------
Total Investment Income                44,886         29,690              0      5,630,383

Distributions paid                    (42,904)       (10,250)       (10,832)    (2,460,630)

Inter-fund transfers                 (126,835)        86,361             --             --

Refund of excess
  contributions                        (7,316)        (1,296)            --        (69,385)

Participant loans funded              (15,197)        (4,742)       192,636             --

Principal payments on
  participant loans                     8,916          2,201        (97,871)            --
                                  -----------    -----------    -----------    -----------
Total Increases (Decreases)            18,863        185,241         93,089      6,045,874

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1994                     669,736        136,078        237,977     12,691,027

Merger of Assets from Pacific
Valley Retirement Savings Plan         10,408         39,103             --      2,061,729
                                  -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1995                 $   699,007    $   360,422    $   331,066    $20,798,630
                                  ===========    ===========    ===========    ===========


Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule IV
Allocation of Changes in Net Assets Available for Plan Benefits to Investment Programs
For the Year Ended December 31, 1994

                                      Company                   Certificate                     Stein Roe
INCREASE (DECREASE) IN NET             Common   Money Market     of Deposit        Equity         Special
ASSETS ATTRIBUTED TO               Stock Fund   Savings Fund           Fund     Index Fund    Mutual Fund
- --------------------------        -----------    -----------    -----------    -----------    -----------

Contributions by Participants     $   510,293    $    57,437    $    81,804    $   200,635    $   145,003

Contributions by Westamerica
  Bancorporation                      473,688             --             --             --             --

Participant Rollovers                   3,350          4,641         29,368             --          3,133

Investment Income:
  Appreciation (depreciation)
   of investments                      797,307             --             --         12,802         (5,009)

  Interest                              9,099         13,648         21,228          1,655            986

  Interest on participant              10,075            466            252          2,170          2,148
   loans
                                  -----------    -----------    -----------    -----------    -----------
Total Investment Income               816,481         14,114         21,480         16,627         (1,875)

Distributions paid                 (1,020,116)      (107,489)       (83,440)      (130,279)       (46,363)

Inter-fund transfers                 (187,735)      (502,822)      (136,124)        27,247        328,179

Refund of excess
  contributions                       (10,388)            --         (4,850)          (404)        (3,336)

Participant loans funded              (85,671)        (8,387)        (8,917)       (21,132)        (3,617)

Principal payments on
  participant loans                    50,310          4,236          1,029         13,203          7,855
                                  -----------    -----------    -----------    -----------    -----------
Total Increases (Decreases)           550,212       (538,270)       (99,650)       105,897        428,979

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1993                   8,849,584        837,271        632,061        881,152             --
                                  -----------    -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1994                 $ 9,399,796    $   299,001    $   532,411    $   987,049    $   428,979
                                  ===========    ===========    ===========    ===========    ===========

Westamerica Bancorporation
Tax Deferred Savings/Retirement Plan (ESOP)
Schedule IV
Allocation of Changes in Net Assets Available for Plan Benefits to Investment Programs
For the Year Ended December 31, 1994
Continued

                                                Intermediate
INCREASE (DECREASE) IN NET      International  Treasury Bond       Loans to
ASSETS ATTRIBUTED TO              Equity Fund     Index Fund   Participants          Total
- --------------------------        -----------    -----------    -----------    -----------
Contributions by Participants     $   197,861    $    16,669    $        --    $ 1,209,702

Contributions by Westamerica
  Bancorporation                           --             --             --        473,688

Participant Rollovers                   3,198             60             --         43,750

Investment Income:
  Appreciation (depreciation)
   of investments                     (17,423)        (2,316)            --        785,361

  Interest                              1,372            588             --         48,576

  Interest on participant               2,926              8             --         18,045
   loans
                                  -----------    -----------    -----------    -----------
Total Investment Income               (13,125)        (1,720)            --        851,982

Distributions paid                   (125,949)       (16,021)       (86,757)    (1,616,414)

Inter-fund transfers                  330,570        137,718          2,967             --

Refund of excess
  contributions                        (2,602)          (488)        (1,411)       (23,479)

Participant loans funded               (4,471)          (155)       132,350             --

Principal payments on
  participant loans                    12,992             15        (89,640)            --
                                  -----------    -----------    -----------    -----------
Total Increases (Decreases)           398,474        136,078        (42,491)       939,229

NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1993                     271,262             --        280,468     11,751,798
                                  -----------    -----------    -----------    -----------
NET ASSETS AVAILABLE
FOR PLAN BENEFITS,
December 31, 1994                 $   669,736    $   136,078    $   237,977    $12,691,027
                                  ===========    ===========    ===========    ===========

CONSENT OF INDEPENDENT AUDITORS

To the Pension Management Committee for the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP).

We consent to incorporation by reference in the registration statements No. 33-57551, 33-60003, 33-61503 on Form S-8, of Westamerica
Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) of our report dated June 25, 1996, relating to the statements of net assets available for plan benefits of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1995, annual report on Form 11-K of Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP).

Pisenti & Brinker LLP

Petaluma, California

June 25, 1996

SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)




Date:  June  28, 1996   By:    Dennis R. Hansen
                        -------------------------------------
                                  Dennis R. Hansen
                         Member, Pension Management Committee